UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 12, 2026

Commission File Number: 001-42596

MASTERBEEF GROUP

(Exact name of registrant as specified in its charter)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 12, 2026, MasterBeef Group (the “Company”) announced that it has reached a preliminary understanding regarding a proposed franchise arrangement through which it plans to introduce a premium Thai tea beverage and dessert brand from Thailand to the Hong Kong and Macau markets, marking the Company’s strategic expansion into the beverage and dessert segment. The definitive franchise agreement is subject to final documentation. The Company’s goal is to establish three outlets across Hong Kong and Macau within 24 months after the definitive franchise agreement is signed.

A copy of the press release announcing the proposed franchise relationship is attached as Exhibit 99.1 and incorporated herein by reference.

The press release shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibits

99.1	Press Release dated May 12, 2026.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2026	Masterbeef group

	By:	/s/ Ka Chun Lam
	Name:	Ka Chun Lam
	Title:	Chief Executive Officer

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